

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2024

Todd Brady
Chief Executive Officer
Aldeyra Therapeutics, Inc.
131 Hartwell Avenue, Suite 320
Lexington, MA 02421

> **Re: Aldeyra Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 7, 2024**
> **File No. 333-277753**

Dear Todd Brady:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doris Stacey Gama at 202-551-3188 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Keith J. Scherer, Esq.